Exhibit 13

The Vons Companies, Inc. and Subsidiaries
- -----------------------------------------

Five-Year Selected Financial Data

- -----------------------------------------
The following five-year selected financial data should be read in conjunction with the Consolidated Financial Statements.
     The results of operations acquired from Williams Bros. are included from January 28, 1992. During 1992, the Company changed its method of accounting for income taxes to comply with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The change in accounting method has been applied retroactively to June 28, 1987 by restating prior years' consolidated financial statements. During 1992, the Company implemented the provisions of Statement of Financial Accounting Standards No. 106 "Employers' Accounting For Postretirement Benefits Other Than Pensions" effective January 3, 1993.

                     As of and     As of and
                    for the 52    for the 53       As of and for the 52 Weeks Ended
(in millions of    Weeks Ended   Weeks Ended  ----------------------------------------
 dollars except      January 2,   January 3,  December 29,  December 30,  December 31,
 share data)           1994         1993         1991          1990           1989
                   ------------  -----------  ------------  ------------  ------------
Summary of
 Operations:
Sales              $    5,074.5  $   5,595.5  $    5,350.2  $    5,333.9  $    5,220.7
Operating
  income                  135.8        219.1         197.1         181.0          72.9
Interest
  expense, net             66.0         71.5          86.4          97.6          99.6
Income (loss)
  before
  income tax
  provision                69.8        147.6         110.7          83.4         (26.7)
Income (loss)
  before
  extraordinary
  item and
  cumulative
  effect of
  change in
  accounting
  for retiree
  medical
  benefits                 33.0         82.1          66.4          42.6          (7.0)
Income (loss)
  before
  cumulative
  effect of
  change in
  accounting
  for retiree
  medical
  benefits                 31.6         69.3          60.1          42.6          (7.0)
Net income
  (loss)                   31.6         53.8          60.1          42.6          (7.0)
Income (loss)
  applicable to
  common
  shareholders             31.6         53.8          60.1          42.6          (7.0)
Income (loss)
  per common
  share before
  extraordinary
  item and
  cumulative
  effect of
  change in
  accounting
  for retiree
  medical
  benefits                  .76         1.89          1.60          1.10          (.18)
Income (loss)
  per common
  share before
  cumulative
  effect of
  change in
  accounting
  for retiree
  medical
  benefits                  .73         1.60          1.45          1.10          (.18)
Net income
  (loss) per
  common share              .73         1.24          1.45          1.10          (.18)
Dividends paid
  on common
  stock                      -            -             -             -             -
Financial
 Position:
Working capital
  (deficit)               (69.3)       (74.9)        (64.2)        (91.4)        (68.2)
Total assets            2,249.5      2,066.0       1,863.2       1,799.5       1,746.4
Long-term debt:
  Capital lease
    obligations            62.7         56.4          42.3          46.1          49.8
  Senior debt             497.2        389.2         272.2         290.6         364.0
  Subordinated
    debt, net             322.1        342.5         376.8         437.9         425.0
Common
  shareholders'
  equity                  524.9        493.2         437.7         255.7         212.6
Shareholders'
  equity per
  common share            12.11        11.38         10.12          6.60          5.49
Other Data:
Weighted
  average
  common
  shares during
  year,
  including
  common share
  equivalents        43,501,000   43,512,000    41,583,000    38,819,000    38,723,000
Outstanding
  common
  shares at
  year end           43,342,000   43,335,000    43,246,000    38,748,000    38,725,000


The Vons Companies, Inc. and Subsidiaries
- -----------------------------------------

Management's Discussion and Analysis of Financial Condition and
Results of Operations

- -----------------------------------------
Results of Operations

During 1992, the Company changed its method of accounting for income taxes to comply with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The change in accounting method has been applied retroactively to June 28, 1987 by restating prior years' consolidated financial statements. During 1992, the Company implemented the provisions of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective January 3, 1993.

     The following table sets forth the consolidated statements of operations data (in millions of dollars and as a percentage of sales except share data):

                               Fifty-Two Weeks    Fifty-Three Weeks    Fifty-Two Weeks
                                    Ended               Ended               Ended
                               January 2, 1994     January 3, 1993    December 29, 1991
                              -----------------   -----------------   -----------------
Sales                         $5,074.5    100.0%  $5,595.5    100.0%  $5,350.2    100.0%
Costs and expenses:
  Cost of sales, buying
    and occupancy              3,801.4     74.9    4,200.3     75.1    4,059.4     75.9
  Selling and
    administrative
    expenses                   1,065.4     21.0    1,161.2     20.8    1,079.4     20.2
  Amortization of excess
    cost over net assets
    acquired                      15.0       .3       14.9       .2       14.3       .2
  Restructuring charge            56.9      1.1         -        -          -        -
Operating income                 135.8      2.7      219.1      3.9      197.1      3.7
Interest expense, net             66.0      1.3       71.5      1.3       86.4      1.6
Income before income
  tax provision                   69.8      1.4      147.6      2.6      110.7      2.1
Income tax provision              36.8       .7       65.5      1.1       44.3       .9
Income before
  extraordinary item
  and cumulative effect
  of change in
  accounting for retiree
  medical benefits                33.0       .7       82.1      1.5       66.4      1.2
Extraordinary item                (1.4)     (.1)     (12.8)     (.2)      (6.3)     (.1)
Cumulative effect of
  change in accounting
  for retiree medical
  benefits                          -        -       (15.5)     (.3)        -        -
Net income                        31.6       .6       53.8      1.0       60.1      1.1
Income per common share:
  Income before
    extraordinary item
    and cumulative
    effect of change in
    accounting for
    retiree medical
    benefits                       .76                1.89                1.60
  Extraordinary item              (.03)               (.29)               (.15)
  Cumulative effect of
    change in accounting
    for retiree medical
    benefits                        -                 (.36)                 -
  Net income                       .73                1.24                1.45

Comparison of Fifty-Two Weeks Ended January 2, 1994 with Fifty-Three Weeks Ended January 3, 1993
Sales
Sales for 1993 were $5,074.5 million, a decrease of $521.0 million, or 9.3%, from 1992. Sales in 1992 reflected an additional week. On a comparable 52-week basis, same store sales decreased 9.0% from 1992 sales. Same store sales have been adversely impacted by the continuing weak overall economic environment in Southern California, ongoing competitive new store and remodel activity, pricing and promotional changes by certain competitors and adverse publicity associated with the Foodmaker food poisoning epidemic and related events. In 1993, the Company opened 12 new stores, closed 12 stores and completed 59 store remodel projects.

Costs and Expenses
Costs and expenses for 1993 were $4,938.7 million, a decrease of $437.7 million, or 8.1%, from 1992.
     Cost of sales, buying and occupancy expenses as a percentage of sales declined by 0.2 percentage points to 74.9% in 1993.
Cost of sales, buying and occupancy expenses benefited from the Company's favorable purchasing opportunities, the pass through of market-wide cost increases in the form of higher prices, and other improvements in margins where allowed by competitive conditions. In addition, this improvement reflected the benefits of the Company's ongoing remodel and new store programs, which incorporate a larger number of higher margin departments in affected stores, as well as the benefits of capital spending for other merchandising projects designed to enhance gross margin. This improvement was offset by increased occupancy costs, primarily higher depreciation expense related to the capital expenditure program.
     Selling and administrative expenses as a percentage of sales increased by 0.2 percentage points to 21.0% in 1993. This increase was due primarily to market-wide negotiated union wage increases and higher blended wage rates and costs associated with a soft sales environment, offset by increased sales per labor hour.
     In response to the weak economic environment in the regions it serves, and other factors having a negative impact on sales, the Company commenced a cost containment and strategic restructuring program. The $56.9 million, or $.77 per share, restructuring charge recorded in the third quarter of 1993 primarily reflects expenses relating to the accelerated closure of underperforming facilities, including approximately 11 stores, and a reduction in administrative staff. In addition, the Company has reorganized its store district operations in 1993 to be leaner and more efficient and is pursuing other potentially significant initiatives designed to increase efficiency and lower its cost structure over time. In total, approximately 300 employees will have been impacted. This program is expected to produce significant expense reductions. As the expense savings are realized, the Company intends to reinvest them in the business in the form of improved product pricing and promotions and better customer service. This is a long-term plan intended to lower the Company's cost structure, which ultimately will improve the Company's ability to achieve strong, sustainable earnings growth over the long run.

Operating Income
Operating income was $135.8 million, a decrease of $83.3 million, or 38.0%, from 1992. Operating margin decreased to 2.7% in 1993 from 3.9% in 1992, primarily due to the restructuring charge and decreased sales. Operating income before depreciation and amortization of property, amortization of goodwill and other assets, LIFO charge and restructuring charge ("FIFO EBITDA") was $305.8 million, or 6.0% of sales, in 1993 compared with $321.1 million, or 5.7% of sales, in 1992.

Interest Expense
Net interest expense for 1993 was $66.0 million, a decrease of $5.5 million, or 7.7%, from 1992. In spite of higher average revolving debt borrowings, interest expense decreased due to lower weighted average interest cost on revolving debt and repurchases of higher interest cost subordinated debt. The ratio of FIFO EBITDA to total interest expense increased to 4.6 times in 1993 versus 4.5 times in 1992.

Income Tax Provision
The income tax provision in 1993 was $36.8 million, or a 52.7% effective tax rate. The income tax provision in 1992 was $65.5 million, or a 44.4% effective tax rate. The 1993 increase in the effective tax rate was due to a decrease in income before income tax provision which was not offset by a comparable decrease in amortization of excess cost over net assets acquired, the majority of which is not deductible for tax purposes. The 1993 effective tax rate was also impacted by an increase in the Federal statutory tax rate from 34% to 35% and a $2.0 million deferred tax provision which increased the prior year deferred income tax balance to the new Federal statutory tax rate.

Income
Income before extraordinary item and cumulative effect of change in accounting for 1993 was $33.0 million, a decrease of $49.1 million, or 59.8%, from 1992. Income before extraordinary item and cumulative effect of change in accounting in 1993 was $.76 per share compared with $1.89 per share in 1992. These decreases were due to the $56.9 million charge associated with the Company's restructuring program and a decline in sales.
     Net income for 1993 reflected an extraordinary after tax charge of $1.4 million, or $.03 per share, arising from debt refinancing. Net income for 1992 included an extraordinary after tax charge of $12.8 million, or $.29 per share, arising from debt refinancing and an after tax charge of $15.5 million, or $.36 per share, reflecting the cumulative effect of the change in accounting for retiree medical benefits.
     Net income for 1993 was $31.6 million, or $.73 per share, compared with net income of $53.8 million, or $1.24 per share, in 1992.

Comparison of Fifty-Three Weeks Ended January 3, 1993 with Fifty-Two Weeks Ended December 29, 1991
Sales
Sales for 1992 were $5,595.5 million, an increase of $245.3 million, or 4.6%, over 1991. The sales increase reflected the additional week in 1992 as well as the January 28, 1992 acquisition of the Williams Bros. stores and the Company's remodel and new store programs. On a comparable 52-week basis, same store sales decreased 2.0% from 1991 sales. Same stores sales have been adversely impacted by the recessionary environment in Southern California, new store openings and remodels by competitors and lower overall levels of inflation.
In 1992, the Company opened eight new stores, acquired 18 Williams Bros. stores, closed one store and completed 68 store remodel projects.

Costs and Expenses
Costs and expenses for 1992 were $5,376.4 million, an increase of $223.3 million, or 4.3%, over 1991.
     Cost of sales, buying and occupancy expenses as a percentage of sales declined by 0.8 percentage points to 75.1% in 1992.
This improvement reflected the benefits of the Company's ongoing remodel and new store programs, which incorporate a larger number of higher margin departments in affected stores, as well as the benefits of capital spending for other merchandising projects designed to enhance gross margin. In addition, cost of sales, buying and occupancy expenses benefited from the Company's favorable purchasing opportunities, the continuing ability to pass through market-wide cost increases in the form of higher prices, and other improvements in margins where allowed by competitive conditions. This improvement was partially offset by increased occupancy costs, primarily higher depreciation expense related to the capital expenditure program.

     Selling and administrative expenses as a percentage of sales increased by 0.6 percentage points to 20.8% in 1992. This increase was due primarily to market-wide negotiated union wage increases and higher blended wage rates and costs associated with a soft sales environment, partially offset by increased sales per labor hour. Expenses were also adversely impacted by higher workers' compensation costs associated primarily with the new California law which took effect in 1990. The increase in selling and administrative expenses was partially offset by more effective control over other store expenses.

Operating Income
Operating income was $219.1 million, an increase of $22.0 million, or 11.2%, over 1991. Operating margin increased to 3.9% in 1992 from 3.7% in 1991. The effect of lower same store sales and increased selling and administrative expenses were more than fully offset by improved gross margin. FIFO EBITDA was $321.1 million, or 5.7% of sales, in 1992 compared with $280.7 million, or 5.2% of sales, in 1991.

Interest Expense
Net interest expense for 1992 was $71.5 million, a decrease of $14.9 million, or 17.2%, from 1991. In spite of higher average revolving debt borrowings, interest expense decreased due to a lower weighted average interest cost on revolving debt and repurchases of higher interest cost subordinated debt. The ratio of FIFO EBITDA to total interest expense increased to 4.5 times in 1992 versus 3.2 times in 1991.

Income Tax Provision
The income tax provision in 1992 was $65.5 million, or a 44.4% effective tax rate. The 1992 effective tax rate is higher than the incremental tax rate of 40.1% due primarily to amortization of excess cost over net assets acquired of which the majority is not deductible for tax purposes. The income tax provision in 1991 was $44.3 million, or a 40.0% effective tax rate, reflecting the benefit of certain tax credits.

Income
Income before extraordinary item and cumulative effect of change in accounting for 1992 was $82.1 million, an increase of $15.7 million, or 23.6%, over 1991. Income before extraordinary item and cumulative effect of change in accounting in 1992 was $1.89 per share compared with $1.60 per share in 1991, reflecting an improvement in operating income and interest cost savings, partially offset by a higher effective tax rate.
     Net income for 1992 reflected an extraordinary after tax charge of $12.8 million, or $.29 per share, arising from debt refinancing and an after tax charge of $15.5 million, or $.36 per share, reflecting the cumulative effect of the change in accounting for retiree medical benefits. Net income for 1991 included an extraordinary after tax charge of $6.3 million, or $.15 per share, arising from debt refinancing.
     Net income for 1992 was $53.8 million, or $1.24 per share, compared with net income of $60.1 million, or $1.45 per share, in 1991.

Liquidity and Capital Resources
The Company's primary sources of liquidity are cash flows from operations and available credit under its Revolving Credit Facility. Management believes that these sources adequately provide for its working capital, capital expenditure and debt service needs.
     Net cash provided by operating activities was $185.6 million in 1993 compared with $268.7 million in 1992. This decrease was due primarily to changes in assets and liabilities generally reflecting the timing of disbursements. The ratio of current assets to current liabilities was 0.87 to 1 at January 2, 1994, compared with 0.86 to 1 at January 3, 1993.
     Net cash used for investing activities was $262.2 million in 1993 compared with $266.5 million in 1992. Cash capital expenditures for 1993 totaled $268.9 million, consisting of $253.7 million for new stores and store projects and the buy out of certain operating leases and $15.2 million for manufacturing, distribution and other support facilities. Total capital expenditures in 1993, including the present value of commitments under operating leases, were $274.4 million.
     The Company anticipates that total 1994 capital expenditures will be approximately $215 million, of which $182 million will be cash capital expenditures and $33 million will represent the present value of commitments under operating leases. These capital expenditure levels contemplate the opening of ten to 15 new stores and the completion of ten to 15 store remodel projects. The capital expenditure program has substantial flexibility and is subject to revision based on various factors, including, but not limited to, business conditions, changing time constraints, cash flow requirements and competitive factors.
     It is anticipated that 1994 cash capital expenditures will be funded out of cash provided by operations, the Revolving Credit Facility, and/or through operating leases, although no assurance can be given that such sources will be sufficient. In the near term, if Vons were to reduce substantially or postpone its capital expenditure program, there would be no substantial impact on current operations and it is likely that more cash would be available for debt servicing. In the long term, if this program were substantially reduced, in the Company's opinion, its operating business and ultimately its cash flow would be adversely impacted.
     Net cash provided by financing activities was $76.8 million in 1993 compared with net cash used for financing activities of $0.6 million in 1992. The level of borrowings under the Company's revolving debt is dependent primarily upon cash flows from operations, the timing of disbursements, long-term borrowing activity and capital expenditure requirements. In 1993 and 1992, the Company repurchased and/or redeemed $27.1 million and $289.7 million, respectively, of subordinated debt. The 1993 revolving debt balance was also impacted by the completion of a $150 million term loan. The 1992 revolving debt balance was also impacted by the issuance of $250 million of subordinated debt and the expenditure of $49.1 million for the Williams Bros. acquisition.
     At January 2, 1994, revolving debt borrowings totaled $217.7 million and the Company had available unused credit of $175.5 million. The weighted average interest cost for 1993 on the Company's revolving debt was 4.0%. At January 2, 1994, the corresponding bank prime rate was 6.0%.

Impact of Changing Prices
Vons' primary costs, inventory and labor, are affected by a number of factors that are beyond the Company's control including availability and price of merchandise, the competitive climate and general and regional economic conditions. As is typical of the supermarket industry, the Company has generally been able to maintain margins by adjusting its retail prices, but competitive conditions may from time to time render it unable to do so while maintaining its market share.

The Vons Companies, Inc. and Subsidiaries
- -----------------------------------------

Consolidated Statements of Operations

                                                           Fiscal Year Ended
                                               -----------------------------------------
All amounts except share data                   January 2,     January 3,   December 29,
in millions of dollars                             1994           1993          1991
                                               -------------  ------------  ------------
Sales                                          $     5,074.5  $    5,595.5  $    5,350.2
                                               -------------  ------------  ------------
Costs and expenses:
  Cost of sales, buying and
    occupancy                                        3,801.4       4,200.3       4,059.4
  Selling and administrative
    expenses                                         1,065.4       1,161.2       1,079.4
  Amortization of excess cost
    over net assets acquired                            15.0          14.9          14.3
  Restructuring charge                                  56.9            -             -
                                               -------------  ------------  ------------
                                                     4,938.7       5,376.4       5,153.1
                                               -------------  ------------  ------------
Operating income                                       135.8         219.1         197.1
Interest expense, net                                   66.0          71.5          86.4
                                               -------------  ------------  ------------
Income before income tax provision                      69.8         147.6         110.7
Income tax provision                                    36.8          65.5          44.3
                                               -------------  ------------  ------------
Income before extraordinary item
  and cumulative effect of change
  in accounting for retiree
  medical benefits                                      33.0          82.1          66.4
Extraordinary item - debt
  refinancing, net of tax benefit
  of $1.0 million, $8.6 million
  and $4.3 million, respectively                        (1.4)        (12.8)         (6.3)
                                               -------------  ------------  ------------
Income before cumulative effect
  of change in accounting for
  retiree medical benefits                              31.6          69.3          60.1
Cumulative effect of change in
  accounting for retiree medical
  benefits, net of tax benefit of
  $10.2 million                                           -          (15.5)           -
                                               -------------  ------------  ------------
Net income                                     $        31.6  $       53.8  $       60.1
                                               -------------  ------------  ------------
                                               -------------  ------------  ------------
Income per common share:
  Income before extraordinary item
    and cumulative effect of
    change in accounting for
    retiree medical benefits                   $         .76  $       1.89  $       1.60
  Extraordinary item                                    (.03)         (.29)         (.15)
  Cumulative effect of change in
    accounting for retiree medical
    benefits                                              -           (.36)           -
                                               -------------  ------------  ------------
  Net income                                   $         .73  $       1.24  $       1.45
                                               -------------  ------------  ------------
                                               -------------  ------------  ------------
Weighted average common shares
  and common share equivalents                    43,501,000    43,512,000    41,583,000
                                               -------------  ------------  ------------
                                               -------------  ------------  ------------
Dividends paid on common stock                     None           None          None
                                               -------------  ------------  ------------
                                               -------------  ------------  ------------

See accompanying notes to these consolidated financial statements.


The Vons Companies, Inc. and Subsidiaries
- -----------------------------------------
Consolidated Balance Sheets

                                                          January 2,       January 3,
All amounts except share data in millions of dollars         1994             1993
                                                         ------------     ------------
Assets
Current assets:
  Cash                                                   $        8.5     $        8.3
  Accounts receivable                                            36.3             41.7
  Inventories                                                   383.5            371.7
  Other                                                          45.1             43.0
                                                         ------------     ------------
    Total current assets                                        473.4            464.7
Properties and equipment, net                                 1,215.6          1,032.2
Excess of cost over net assets acquired,
  net of accumulated amortization of $88.6
  million and $73.6 million, respectively                       512.9            527.9
Other                                                            47.6             41.2
                                                         ------------     ------------
  Total Assets                                           $    2,249.5     $    2,066.0
                                                         ------------     ------------
                                                         ------------     ------------
Liabilities and Shareholders' Equity
Current liabilities:
  Current maturities of capital lease
    obligations and long-term debt                       $        8.6     $        7.1
  Accounts payable                                              314.5            299.7
  Accrued liabilities                                           219.6            232.8
                                                         ------------     ------------
    Total current liabilities                                   542.7            539.6
Accrued self-insurance                                          102.3             95.6
Deferred income taxes                                           111.2             93.3
Other noncurrent liabilities                                     86.4             56.2
Capital lease obligations                                        62.7             56.4
Senior debt                                                     497.2            389.2
Subordinated debt, net                                          322.1            342.5
                                                         ------------     ------------
  Total liabilities                                           1,724.6          1,572.8
                                                         ------------     ------------
Shareholders' equity:
  Preferred stock - $.01 par value;
    authorized 20,000,000 shares;
    issued and outstanding - none                                  -                -
  Common stock - $.10 par value; authorized
    100,000,000 shares; issued and
    outstanding - January 2, 1994:
    43,342,000 shares; January 3, 1993:
    43,335,000 shares                                             4.3              4.3
  Paid-in capital                                               339.5            339.4
  Retained earnings                                             181.2            149.6
  Notes receivable for stock                                      (.1)             (.1)
                                                         ------------     ------------
    Total shareholders' equity                                  524.9            493.2
                                                         ------------     ------------
  Total Liabilities and Shareholders' Equity             $    2,249.5     $    2,066.0
                                                         ------------     ------------
                                                         ------------     ------------

See accompanying notes to these consolidated financial statements.

The Vons Companies, Inc. and Subsidiaries
- -----------------------------------------

Consolidated Statements of Cash Flows

                                                       Fiscal Year Ended
                                      --------------------------------------------------
                                        January 2,        January 3,        December 29,
All amounts in millions of dollars         1994               1993               1991
                                      ------------       ------------       ------------
Cash flows from operating
  activities:
Net income                            $       31.6       $       53.8       $       60.1
Adjustments to reconcile net
  income to net cash provided by
  operating activities:
    Debt refinancing                           1.4               12.8                6.3
    Cumulative effect of change
      in accounting for retiree
      medical benefits                          -                15.5                 -
    Restructuring charge                      56.9                 -                  -
    Depreciation and
      amortization of property
      and capital leases                      90.9               75.7               64.6
    Amortization of excess cost
      over net assets acquired
      and other assets                        18.6               19.8               18.4
    Amortization of debt
      discount and deferred
      financing costs                          6.2                6.4                7.6
    LIFO charge                                3.6                6.5                 .6
    Deferred income taxes                     15.9                (.3)               8.2
    Change in assets and
      liabilities, net of effect
      of acquisition:
        (Increase) decrease in
        accounts receivable                    5.4               (5.2)              (1.8)
        (Increase) decrease in
          inventories at FIFO
          costs                              (15.4)              10.2              (11.8)
        (Increase) decrease in
          other current assets                 (.1)              (2.4)               1.7
        (Increase) decrease in
          noncurrent assets                  (11.5)               2.1               (4.2)
        Increase (decrease) in
          accounts payable                    14.3               25.0              (25.2)
        Increase (decrease) in
          accrued liabilities                (31.8)              36.0                (.1)
        Increase (decrease) in
          noncurrent liabilities               (.4)              12.8               (9.0)
                                      ------------       ------------       ------------
Net cash provided by operating
  activities                                 185.6              268.7              115.4
                                      ------------       ------------       ------------
Cash flows from investing
  activities:
    Addition of property, plant
      and equipment                         (268.9)            (217.6)            (156.8)
    Disposal of property, plant
      and equipment                            6.7                 .2                3.6
    Acquisition of Williams
      Bros. Markets, Inc.
      supermarket business                      -               (49.1)                -
                                      ------------       ------------       ------------
Net cash used by investing
  activities                                (262.2)            (266.5)            (153.2)
                                      ------------       ------------       ------------
Cash flows from financing
  activities:
    Net borrowings (payments) on
      revolving debt                         (37.0)             114.0              (16.2)
    Proceeds from issuance of
      senior subordinated notes                 -               250.0                 -
    Proceeds from Term Loan
      Facility                               150.0                 -                  -
    Issuance of common stock,
      net of costs incurred                     -                  -               121.5
    Repurchases of senior
      subordinated and
      subordinated debentures                (27.1)            (304.0)             (69.6)
    Increase (decrease) in net
      outstanding drafts                        .5              (43.5)               9.2
    Payments on other debt and
      capital lease obligations               (9.3)              (9.2)              (5.6)
    Other                                      (.3)              (7.9)              (1.2)
                                      ------------       ------------       ------------
Net cash provided (used) by
  financing activities                        76.8                (.6)              38.1
                                      ------------       ------------       ------------
Net cash increase                               .2                1.6                 .3
Cash at beginning of year                      8.3                6.7                6.4
                                      ------------       ------------       ------------
Cash at end of year                   $        8.5       $        8.3       $        6.7
                                      ------------       ------------       ------------
                                      ------------       ------------       ------------
Supplemental disclosures of
  cash flow information:
    Cash paid during the year for:
      Interest                        $       60.0       $       73.3      $        82.3
                                      ------------       ------------      -------------
                                      ------------       ------------      -------------
      Income taxes                    $       26.1       $       49.9      $        29.0
                                      ------------       ------------      -------------
                                      ------------       ------------      -------------
Supplemental disclosure of
  non-cash investing and
  financing activity:
    Capital leases                    $       13.3       $       18.1      $          -
                                      ------------       ------------      -------------
                                      ------------       ------------      -------------

See accompanying notes to these consolidated financial statements.

The Vons Companies, Inc. and Subsidiaries
- -----------------------------------------

Consolidated Statements of Shareholders' Equity

                            Number
                              of      Common    Paid-In    Retained
All amounts in millions     Shares    Stock     Capital    Earnings     Notes     Total
                            ------    ------    -------    ---------    ------    ------
Balance at December 30,
  1990                        38.7    $  3.9    $ 216.3    $    35.7    $  (.2)   $255.7

Net income                      -         -          -          60.1        -       60.1
Stock options exercised         -         -          .2           -         -         .2
Issuance of common stock,
  net of costs incurred        4.5        .4      121.1           -         -      121.5
Receipt of payment on
  notes receivable              -         -          -            -         .2        .2
                            ------    ------    -------    ---------    ------    ------
Balance at December 29,
  1991                        43.2       4.3      337.6         95.8        -      437.7

Net income                      -         -          -          53.8        -       53.8
Stock options exercised         .1        -         1.8           -         -        1.8
Issuance of notes
  receivable                    -         -          -            -        (.1)      (.1)
                            ------    ------    -------    ---------    ------    ------
Balance at January 3,
  1993                        43.3       4.3      339.4        149.6       (.1)    493.2

Net income                      -         -          -          31.6        -       31.6
Stock options exercised         -         -          .1           -         -         .1
                            ------    ------    -------    ---------    ------    ------
Balance at January 2,
  1994                        43.3    $  4.3    $ 339.5    $   181.2    $  (.1)   $524.9
                            ------    ------    -------    ---------    ------    ------
                            ------    ------    -------    ---------    ------    ------

See accompanying notes to these consolidated financial statements.

The Vons Companies, Inc. and Subsidiaries
- -----------------------------------------

Notes to the Consolidated Financial Statements

- -----------------------------------------
Note 1. Basis of Presentation
At January 2, 1994, the Company operated 345 supermarkets and food and drug combination retail stores under the names Vons, Vons Food and Drug, Pavilions, Tianguis and EXPO. The Company also operates a fluid milk processing facility, an ice cream plant, a bakery, a delicatessen kitchen and distribution facilities for meat, grocery, produce and general merchandise.
     On January 28, 1992, the Company acquired the supermarket business of Williams Bros. Markets, Inc. which included 18 supermarkets.
     The Company's fiscal year is based on a 52-53 week fiscal year ending on the Sunday closest to December 31. Fiscal year 1993 included 52 weeks which ended on January 2, 1994. Fiscal year 1992 included 53 weeks which ended on January 3, 1993. Fiscal year 1991 included 52 weeks which ended on December 29, 1991.

Note 2. Summary of Significant Accounting Policies
Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Inventories
Inventories are stated at the lower of cost or market. The cost of substantially all inventories is determined using the last-in, first-out (LIFO) method.

Properties and Depreciation
Properties and equipment, including assets under capital leases, are recorded at cost and depreciated or amortized over forty years for buildings, up to ten years for fixtures and equipment and generally between ten and twenty years, but not to exceed the lease term, for leasehold improvements using principally the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Major renewals and improvements are capitalized. Maintenance and repairs which do not improve or extend the life of the respective assets are charged to expense.

Amortization of Intangible Assets
The excess of cost over net assets acquired is amortized on a straight-line basis over forty years. The Company assesses the recoverability of the excess of cost over net assets acquired based on projected future operating results. Other noncurrent assets include an agreement not to compete acquired in connection with the acquisition of substantially all of the Southern California operations of Safeway Inc. ("Safeway") and an agreement not to compete acquired in connection with the acquisition of the Williams Bros. Markets, Inc. supermarket business. The agreements not to compete are amortized on a straight-line basis over five years.

Income Tax Provision
The income tax provision includes amounts related to current taxable income and deferred income taxes. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversals of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. The deferred income tax provision is measured by the change in the net deferred income tax asset or liability during the year. The Company accounts for general business tax credits using the flow-through method.

Income per Common Share
Income per common share is based on the weighted average number of common shares outstanding during each year and includes common stock equivalents arising from stock options when the effect is dilutive.

Disclosure About Fair Value of Financial Instruments
The fair value of the Company's debt instruments is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Reclassifications
Certain reclassifications were made to prior years' balances for comparative purposes.

Note 3. Inventories
The excess of estimated current cost over LIFO carrying value of inventories was $25.1 million and $21.5 million at January 2, 1994 and January 3, 1993, respectively. Application of the LIFO method resulted in a charge to cost of sales of $3.6 million, $6.5 million and $0.6 million for 1993, 1992 and 1991, respectively.

Note 4. Properties and Equipment
The components of properties and equipment at January 2, 1994 and January 3, 1993 were as follows (in millions of dollars):

                                     January 2,     January 3,
                                        1994           1993
                                    ------------   ------------
Land                                $      220.0   $      171.8
Buildings                                  325.7          299.9
Leasehold improvements                     302.3          265.1
Fixtures and equipment                     658.2          514.9
                                    ------------   ------------
                                         1,506.2        1,251.7
Less: accumulated depreciation
  and amortization                        (345.5)        (268.0)
                                    ------------   ------------
  Net property owned                     1,160.7          983.7
                                    ------------   ------------
Capital leases                              76.4           67.2
Less: accumulated amortization             (21.5)         (18.7)
                                    ------------   ------------
  Net capital leases                        54.9           48.5
                                    ------------   ------------
  Properties and equipment, net     $    1,215.6   $    1,032.2
                                    ------------   ------------
                                    ------------   ------------

Note 5. Accrued Current Liabilities
The components of accrued current liabilities at January 2, 1994 and January 3, 1993 were as follows (in millions of dollars):

                                     January 2,     January 3,
                                        1994           1993
                                    ------------   ------------
Accrued payroll, benefits and
  related taxes                     $       85.7   $       98.9
Accrued self-insurance                      47.2           52.4
Other                                       86.7           81.5
                                    ------------   ------------
  Accrued current liabilities       $      219.6   $      232.8
                                    ------------   ------------
                                    ------------   ------------

Note 6. Senior and Subordinated Debt
Senior and subordinated debt as of January 2, 1994 and January 3, 1993 were as follows (in millions of dollars):

                                     January 2,     January 3,
                                        1994           1993
                                    ------------   ------------
Senior debt:
  Revolving Credit Facility,
    interest at prime,
    certificate of deposit
    or Eurodollar rate plus
    designated amounts,
    due 1996                        $      217.7   $      254.7
  Term Loan Facility, interest at
    prime, certificate of deposit
    or Eurodollar rate plus
    designated amounts, due 1996           150.0             -
  Mortgage, 9.25%, secured by
    real property, due in monthly
    installments of $1.0 million
    including interest, due 1997           116.7          118.4
  Mortgages, 6.00% to 12.25%,
    secured by real property, due
    in varying  monthly
    installments with maturity
    dates from 1994 to 2009                 16.1           17.1
  Other contracts, 10.69% to
    10.95%, secured by personal
    property, due in varying
    monthly installments                      -             2.2
                                    ------------   ------------
      Total                                500.5          392.4
  Less: current portion                      3.3            3.2
                                    ------------   ------------
    Long-term portion               $      497.2   $      389.2
                                    ------------   ------------
                                    ------------   ------------
Subordinated debt:
  Senior subordinated
    debentures, 6-5/8%, less
    unamortized discount of
    $15.4 million and $22.1
    million at January 2, 1994
    and  January 3, 1993,
    respectively, based on an
    effective interest rate of
    12.5%, interest due in
    semiannual installments         $       72.1   $       92.5
  Senior subordinated notes,
    9-5/8%, interest due in
    semiannual installments                150.0          150.0
  Senior subordinated notes,
    8-3/8%, interest due in
    semiannual installments                100.0          100.0
                                    ------------   ------------
    Total                           $      322.1   $      342.5
                                    ------------   ------------
                                    ------------   ------------

     In October 1991, the Company entered into a loan agreement with a group of banks for a $475 million revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility replaced the Company's $421 million Reducing Revolving Credit Facility (the "Revolving Loan"). During 1991, the Company recognized an extraordinary after tax charge of $2.9 million for unamortized bank fees associated with the Revolving Loan.
     The Revolving Credit Facility, which matures on January 31, 1996, is comprised of two separate lines: Line A - a $300 million revolving line; and Line B - a $175 million standby and commercial letters of credit line. At the Company's option, the lines may be used to support commercial paper borrowings, other unsecured bank borrowings and letters of credit outside the Revolving Credit Facility. Under certain conditions, commitments can be transferred in $5 million increments between the lines, provided Line B does not exceed $175 million. At January 2, 1994, borrowings under Line A were $217.7 million and letters of credit under Line B were $81.8 million. Available unused credit under the Revolving Credit Facility was $175.5 million at January 2, 1994.
     In December 1993, the Company entered into a loan agreement with a group of banks for a $150 million Senior Unsecured Term Loan Facility (the "Term Loan Facility"). The Term Loan Facility matures on January 31, 1996.
     During 1992, the Company purchased three interest rate cap contracts with two, three and five year maturity dates. All of the interest rate cap contracts became effective on January 1, 1993. The contracts hedge principal amounts of $250 million for 1993 and 1994, $200 million for 1995, and $100 million for 1996 and 1997 of interest rate exposure in excess of an approximate 8.75% effective borrowing rate under the Revolving Credit Facility against possible increases in short-term interest rates. The Company records interest expense or interest income related to interest rate cap contracts on a monthly basis. Weighted average interest costs, including commitment fees, for the Revolving Credit Facility and for the Term Loan Facility for 1993 were 4.0%. At January 2, 1994, the corresponding bank prime rate was 6.0%. Commitment fees under the Revolving Credit and Term Loan Facilities and Revolving Loan were $1.5 million, $1.5 million and $1.3 million for 1993, 1992 and 1991, respectively.
     The Company's $116.7 million mortgage loan requires monthly principal and interest payments of approximately $1 million with a one-time payment of approximately $111 million in July 1997.
     The indenture related to the 6-5/8% Senior Subordinated Debentures (the "6-5/8% Debt") provides for the mandatory redemption of $12.5 million principal amount on May 15, 1994 and $25 million principal amount on each May 15 thereafter through May 15, 1997, with the balance due on May 15, 1998. The 6-5/8% Debt may be redeemed at any time at 100% of principal amount plus accrued interest. The 6-5/8% Debt was issued at a discount which is being amortized over the related term of the indebtedness. During 1993, the Company early retired through repurchase $27.1 million of the 6-5/8% Debt for an aggregate purchase price of $27.1 million. This early retirement of debt resulted in an extraordinary after tax charge of $1.4 million in 1993. The Company has applied these repurchases, along with prior years' repurchases, to satisfy the mandatory redemptions in 1994 and 1995 described above.
     The indenture related to the 9-5/8% Senior Subordinated Notes (the "9-5/8% Debt") due April 1, 2002 provides for principal repayment at maturity. Interest on the 9-5/8% Debt, payable semiannually on April 1 and October 1, commenced October 1, 1992. The 9-5/8% Debt may be redeemed at the Company's option any time on or after April 1, 1997, at varying percentages above par of the principal amount plus accrued interest. The Company is not required to make mandatory redemption or sinking fund payments with respect to the 9-5/8% Debt prior to maturity.
     The indenture related to the 8-3/8% Senior Subordinated Notes (the "8-3/8% Debt") due October 1, 1999 provides for principal repayment at maturity. Interest on the 8-3/8% Debt, payable semiannually on October 1 and April 1, commenced April 1, 1993. The 8-3/8% Debt may be redeemed at the Company's option any time on or after October 1, 1997, at 100% of the principal amount plus accrued interest. The Company is not required to make mandatory redemption or sinking fund payments with respect to the 8-3/8% Debt prior to maturity.
     At January 2, 1994, the Company's debt instruments' carrying value approximated fair value.
     During 1992, the Company repurchased and/or redeemed $114.4 million of the 12-3/4% Senior Subordinated Discount Debentures (the "12-3/4% Debt"), $85.1 million of the 13% Subordinated Debentures (the "13% Debt"), $7.1 million of the 6-5/8% Debt and $83.1 million of the 12-7/8% Senior Subordinated Reset Notes (the "Reset Notes") for an aggregate purchase price of $304.0 million.

These repurchases resulted in an extraordinary after tax charge of $12.8 million in 1992.
     During 1991, the Company repurchased $30.6 million of the 12-3/4% Debt, $14.9 million of the 13% Debt, $3.3 million of the 6-5/8% Debt and $16.9 million of the Reset Notes for an aggregate purchase price of $69.6 million. These repurchases resulted in an extraordinary after tax charge of $3.4 million in 1991.
     The Company's debt agreements contain various restrictions on the incurrence of additional indebtedness, payment or prepayment of senior subordinated and subordinated debt, investments, acquisitions, capital expenditures, dividends, common stock redemptions and purchases and dispositions of assets. The covenants also require the Company to meet certain shareholders' equity levels and maximum leverage and minimum fixed charge coverage ratios which vary each fiscal year. The Company is in compliance with these covenants as of January 2, 1994. Under its most restrictive debt agreement, the Company had $46.0 million available for dividends and distributions at January 2, 1994. Management of the Company does not expect to pay cash dividends in the foreseeable future.
     As of January 2, 1994, the principal payments required in future years were as follows (in millions of dollars):

                                                   January 2,
                                                      1994
                                                   ----------
1994                                               $      3.3
1995                                                      3.1
1996                                                    396.1
1997                                                    137.0
1998                                                     38.6
1999-2003                                               258.3
2004-2008                                                 1.4
2009-2013                                                  .2
                                                   ----------
Total principal payments                                838.0
Less: current portion                                     3.3
                                                   ----------
Long-term portion                                  $    834.7
                                                   ----------
                                                   ----------

Note 7. Leases
The Company currently leases certain of its stores, distribution facilities, vehicles and equipment for periods up to 45 years with various renewal options. The majority of such leases are noncancellable operating leases. Certain operating and capital leases require contingent rentals based upon a percentage of sales over a specified amount. Rental expense under operating leases was as follows (in millions of dollars):

                                  Fiscal Year Ended
                     ------------------------------------------
                      January 2,      January 3,   December 29,
                         1994            1993          1991
                     ------------   ------------   ------------
Minimum rentals      $       76.9   $       73.2   $       71.4
Contingent rentals            8.3           10.2           10.2
Sublease rentals
  received                   (4.2)          (3.7)          (3.4)
                     ------------   ------------   ------------
Rental expense, net  $       81.0   $       79.7   $       78.2
                     ------------   ------------   ------------
                     ------------   ------------   ------------

     Capital lease obligations, relating primarily to buildings, vary in amounts with interest rates ranging from 6.7% to 12.5%. Contingent rentals associated with capital leases were $2.0 million, $2.7 million and $2.8 million for 1993, 1992 and 1991, respectively.
     Future minimum lease payments under noncancellable operating and capital leases, together with the present value of the net minimum lease payments, at January 2, 1994, were as follows (in millions of dollars):

                                       Operating       Capital
                                         Leases         Leases
                                       ---------       -------
1994                                   $    64.2       $  11.0
1995                                        56.9          10.7
1996                                        49.6           9.8
1997                                        47.2           9.2
1998                                        45.8           7.1
1999-2003                                  211.4          31.8
2004-2008                                  149.9          30.7
2009-2013                                   50.9          13.6
2014-2018                                    8.4           8.1
                                       ---------       -------
  Total minimum lease commitments      $   684.3         132.0
                                       ---------
                                       ---------
Less: interest portion                                    64.0
                                                       -------
  Present value of net minimum lease
    commitments                                           68.0
Less: current portion                                      5.3
                                                       -------
  Long-term portion                                    $  62.7
                                                       -------
                                                       -------


     Minimum sublease rentals to be received in the future under noncancellable operating and capital leases totaled $24.2 million at January 2, 1994.
     Effective September 1993, the Company became a partner of a California general partnership. This partnership has received the assignment of 46 retail leases for periods up to 20 years with various renewal options. It is the partnership's intent to sell its leasehold interest in all of these sites. The Company's percentage of the proceeds of such sales varies from 50% to 86.7% depending on the length of time each lease is held.
Approximately five of the sites are intended to be leased to the Company. Future minimum lease payments of the partnership under noncancellable operating leases at January 2, 1994 were as follows (in millions of dollars):

                                                  January 2,
                                                     1994
                                                  ----------
1994                                              $      7.2
1995                                                     7.0
1996                                                     6.6
1997                                                     6.3
1998                                                     5.9
1999-2003                                               25.7
2004-2008                                               15.7
2009-2013                                                4.3
                                                  ----------
  Total minimum lease commitments                 $     78.7
                                                  ----------
                                                  ----------

Note 8. Employee Benefit Plans
The Company sponsors a defined benefit pension plan for all nonunion employees. An employee's benefit is based on years of credited service and the employee's final average pay calculated on the highest five years of compensation during the last ten years of employment. The Company's funding policy is to contribute at least the minimum annual contribution required by Internal Revenue Service regulations.
     The following table sets forth the defined benefit pension plan's funded status and amounts recognized in the Company's consolidated balance sheets at January 2, 1994 and January 3, 1993 (in millions of dollars):

                                    January 2,      January 3,
                                       1994            1993
                                   ------------    ------------
Actuarial present value of
  benefit obligation:
  Accumulated benefit obligation,
    including vested benefit of
    $32.7 million at January 2,
    1994 and $23.4 million at
    January 3, 1993                $       35.0    $       25.1
                                   ------------    ------------
                                   ------------    ------------
Projected benefit obligation for
  service rendered to date         $      (52.9)   $      (36.8)
Plan assets at fair value,
  primarily listed stocks and
  U.S. bonds                               44.9            39.1
                                   ------------    ------------
  Projected benefit obligation
    (in excess of) less than
    plan assets                            (8.0)            2.3
Unrecognized net loss from past
  experience different from that
  assumed, unrecognized prior
  service cost and effects of
  changes in assumptions                   17.7             5.6
                                   ------------    ------------
  Pension asset included in other
    noncurrent assets              $        9.7    $        7.9
                                   ------------    ------------
                                   ------------    ------------

     The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% at January 2, 1994 and 9.5% at January 3, 1993. The expected long-term rate of return on assets and rate of increase in compensation levels were 10.0% and 4.5%, respectively, at January 2, 1994 and 10.0% and 5.5%, respectively, at January 3, 1993. Net pension cost under the defined benefit pension plan for 1993, 1992 and 1991 included the following components (in millions of dollars):

                               Fiscal Year Ended
                  --------------------------------------------
                   January 2,      January 3,     December 29,
                      1994            1992            1991
                  ------------    ------------    ------------
Service cost      $        2.5    $        2.2    $        1.8
Interest cost on
  projected
  benefit
  obligation               3.6             3.0             2.5
Actual return on
  plan assets             (3.0)           (1.9)           (6.0)
Net amortization
  and deferral             (.7)           (1.6)            3.4
                  ------------    ------------    ------------
Net pension
  cost            $        2.4    $        1.7    $        1.7
                  ------------    ------------    ------------
                  ------------    ------------    ------------

     During 1992, the Company adopted a supplemental executive retirement plan which provides supplemental income payments for officers during retirement. Total pension expense for all plans was $3.6 million, $2.8 million and $1.7 million for 1993, 1992 and 1991, respectively.
     The Company's contributory profit sharing plan for nonunion employees qualifies under Section 401(k) of the Internal Revenue Code. Under the profit sharing plan, the Company's contribution is determined annually by the Chairman of the Board of Directors. Total expense related to the Company's profit sharing plan was $4.3 million, $7.9 million and $7.4 million for the 1993, 1992 and 1991 plan years, respectively.
     The Company sponsors a retiree medical plan covering substantially all nonunion employees who retire under certain age and service requirements. The retiree medical plan provides outpatient, inpatient and various other covered services. Participants in the retiree medical plan who retire after June 30, 1990 receive a benefit based upon years of service and a benefit value at the time of retirement. Each retiree's benefit account may be indexed each year to the social security cost of living, up to a maximum of 4.0%. Such benefits are funded from the Company's general assets. The Company has the right to modify or terminate the plan.
     The Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS No. 106") "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective January 3, 1993. SFAS No. 106 requires that the cost of these benefits be recognized in the consolidated financial statements over an employee's service period. The Company elected to immediately recognize in the first quarter of 1992 a transition obligation of $15.5 million, net of a deferred income tax benefit of $10.2 million in accordance with the provisions of SFAS No. 106.
     The accumulated benefit obligation for the retiree medical plan as of January 2, 1994 and January 3, 1993 was as follows (in millions of dollars):

                                      January 2,    January 3,
                                         1994          1993
                                     ------------  ------------
Accumulated retiree medical benefit
  obligation:
    Retirees                         $       16.4   $      13.9
    Fully eligible active plan
      participants                            4.0           3.3
    Other active plan participants           12.5          10.6
Unrecognized net loss                        (3.0)           -
                                     ------------  ------------
  Accrued retiree medical benefit
    obligation                       $       29.9  $       27.8
                                     ------------  ------------
                                     ------------  ------------

     For measurement purposes, a 9.0% increase in the cost of covered retiree medical benefits was assumed for 1993; the rate was assumed to decline gradually to 6.0% in 1996, and remain at that level thereafter. A 1.0% increase in the retiree medical cost trend rate would increase the retiree medical benefit obligation at January 2, 1994, by $1.0 million and the 1993 annual expense by $0.1 million. The weighted average discount rate used in determining the accumulated retiree medical benefit obligation was 7.5% and 9.5% at January 2, 1994 and January 3, 1993, respectively. The net retiree medical plan cost for 1993 and 1992 included the following components (in millions of dollars):

                                         Fiscal Year Ended
                                    ---------------------------
                                     January 2,     January 3,
                                        1994           1993
                                    ------------   ------------
Service cost                        $         .8   $         .8
Interest cost                                2.4            2.4
                                    ------------   ------------
  Net retiree medical plan costs    $        3.2   $        3.2
                                    ------------   ------------
                                    ------------   ------------

     Nonunion retiree medical expense had previously been recorded under the cash method. Expense recognized during 1991 under the cash method was $1.3 million.
     The Company contributes to multi-employer pension plans and health and welfare plans administered by various trustees. Contributions to these plans are based upon negotiated wage contracts. The pension plans may be deemed to be defined benefit plans. Information relating to accumulated benefits and fund assets as they may be allocable to the Company at January 2, 1994, is not available. Total pension expense for the union plans was $30.3 million, $12.1 million and $9.1 million for 1993, 1992 and 1991, respectively. The health and welfare plans provide medical, dental and other benefits to certain employees covered by union contracts. Total health and welfare expense for the union plans was $107.1 million, $153.9 million and $149.0 million for 1993, 1992 and 1991, respectively.

Note 9. Income Taxes
During 1992, the Company changed its method of accounting for income taxes to comply with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." This standard requires, among other things, recognition of future tax consequences, measured by enacted tax rates, attributable to temporary differences between financial statement and income tax bases of assets and liabilities. The change in accounting method has been applied retroactively to June 28, 1987 by restating prior years' consolidated financial statements.

     The provision for income taxes for 1993, 1992 and 1991 was comprised of the following amounts (in millions of dollars):

                                                    Fiscal Year Ended
                                      --------------------------------------------
                                       January 2,      January 3,     December 29,
                                          1994            1993            1991
                                      ------------    ------------    ------------
Current:
  Federal                             $       13.3    $       49.3    $       25.5
  State                                        7.6            16.5            10.6
                                      ------------    ------------    ------------
    Total current income tax
      provision                               20.9            65.8            36.1
                                      ------------    ------------    ------------
Deferred:
  Federal                                     15.7             1.1             7.3
  State                                         .2            (1.4)             .9
                                      ------------    ------------    ------------
    Total deferred income tax
      provision                               15.9             (.3)            8.2
                                      ------------    ------------    ------------
      Total income tax provision      $       36.8    $       65.5    $       44.3
                                      ------------    ------------    ------------
                                      ------------    ------------    ------------

     Reconciliation of the Federal statutory rate and effective rate for 1993, 1992 and
1991 was as follows (in millions of dollars):

                                                          Fiscal Year Ended
                                             ------------------------------------------
                                              January 2,     January 3,    December 29,
                                                 1994           1993           1991
                                             ------------   ------------   ------------
Federal statutory expected provision         $       24.4   $       50.2   $       37.6
Amortization of excess of cost over net
  assets acquired                                     5.1            5.1            4.9
State income taxes, net of Federal income
  tax benefit                                         5.1           10.0            7.6
General business tax credits                           -              -            (2.3)
Alternative minimum tax (credit)                       -              -            (3.7)
Effect to beginning of year deferred income
  tax balance for increase in Federal
  statutory tax rate                                  2.0             -              -
Other                                                  .2             .2             .2
                                             ------------   ------------   ------------
  Total income tax provision                 $       36.8   $       65.5   $       44.3
                                             ------------   ------------   ------------
                                             ------------   ------------   ------------

    Deferred income taxes consisted of future tax liabilities (assets) attributable to the following (in millions of dollars):

                                                            January 2,        January 3,
                                                               1994              1993
                                                           ------------     ------------
Deferred tax liabilities:
  Excess of book over tax bases                            $      140.0     $      140.6
  Excess of tax over book depreciation                             72.3             54.9
                                                           ------------     ------------
    Deferred tax liabilities                                      212.3            195.5
                                                           ------------     ------------
Deferred tax assets:
  Cash versus accrual basis                                      (113.8)          (106.7)
  Other, net                                                      (10.5)           (16.7)
                                                           ------------     ------------
    Deferred tax assets                                          (124.3)          (123.4)
                                                           ------------     ------------
  Deferred income taxes, net                               $       88.0     $       72.1
                                                           ------------     ------------
                                                           ------------     ------------
/TABLE

     The tax returns for all of the Company's fiscal periods ended subsequent to and including January 3, 1988 are open for examination by the Internal Revenue Service (the "IRS") and/or various state tax authorities. Additionally, certain tax returns of entities acquired by the Company for earlier tax years are open for examination by the IRS. Management believes that any adjustments arising out of the examinations for which the Company would be liable would not have a material effect on the Company's consolidated financial position. In addition, the Company is indemnified against income tax liability for the acquired Safeway subsidiaries for all periods prior to August 29, 1988, the acquisition date.

Note 10. Related Party Transactions
The Company leases a distribution facility from a California general partnership whose general partners are Vons and a Texas general partnership, of which a director of the Company is a general partner. Vons and the Texas general partnership each have a 50% interest in the California general partnership.
During 1993, 1992 and 1991, the Company paid rent of $1.9 million, $1.9 million and $1.9 million, respectively.
     A wholly-owned subsidiary of Safeway owns approximately 35% of the outstanding voting stock of the Company. Safeway and its affiliates sold certain inventory and other items to the Company for an aggregate amount during 1993, 1992 and 1991 of approximately $2.5 million, $5.7 million and $7.7 million, respectively. The Company sold certain inventory items to Safeway and its affiliates for an aggregate amount during 1993, 1992 and 1991 of approximately $2.4 million, $6.7 million and $6.7 million, respectively. Three directors of the Company are also directors of Safeway and a fourth director of the Company is both a director and an officer of Safeway.
     The Company leases eight properties from a partnership that is 80% owned by a subsidiary of Safeway and 20% owned by the principal stockholder of Safeway. The rentals under the leases were $0.7 million, $0.6 million and $0.8 million in 1993, 1992 and 1991, respectively. In addition, the Company is secondarily liable to this partnership under four leases for which the annual minimum rental is $0.2 million, all of which is currently being paid by assignees.
     Another California general partnership whose general partners include directors and management of the Company had the right to purchase several leaseholds of the Company. The Company paid the California general partnership $2.2 million in 1993 to cancel this purchase right.
     The Company paid $0.1 million during 1993 to a director of the Company to serve as the Company's advertising spokesman as well as other consulting services. The Company paid $0.1 million and $0.1 million during 1992 and 1991, respectively, to another director of the Company for consulting with respect to merchandising and operational matters. A director of the Company is affiliated with an entity which was engaged to provide buying services. These buying services were terminated in June 1992. During 1992 and 1991, the entity was paid approximately $0.3 million and $2.2 million, respectively, for buying services rendered.
     A director of the Company borrowed a total of $0.1 million from the Company for the purchase of 5,000 shares of the Company's common stock by notes dated January 3, 1992 and July 22, 1992. The notes are secured by a pledge of the 5,000 shares of common stock. Both notes accrue interest at the Federal mid term rate in effect under Internal Revenue Code Section 1274(d); compounded semiannually, and all payments of principal and interest are due and payable on December 31, 1997.

Note 11. Contingencies
The Company is a party to several pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, management believes that their final outcome should not have a material adverse effect on the Company's consolidated financial position.
     As a result of the sales of certain assets, the Company is contingently liable to certain landlords and pension funds. At January 2, 1994, the Company is a guarantor of $1.2 million in industrial revenue bonds of a former business of a predecessor company.

Note 12. Shareholders' Equity
The Company has various stock option plans. Options under the 1987 Stock Option Plan are fully vested. Options under the 1990 Stock Option Plan either vest 20 percent at the date of grant and 20 percent per year thereafter or vest 25 percent one year from the date of grant and 25 percent per year thereafter. Options under the Directors' Stock Option Plan vest 25 percent six months from the date of grant and 25 percent on the anniversary of the date of grant thereafter. For all plans, the options expire ten years from the date of grant.

     Information regarding the Company's stock option plans is summarized below:

                                        1987                1990              Directors'
                                    Stock Option        Stock Option        Stock Option
                                        Plan                Plan                Plan
                                    ------------        ------------        ------------
Shares authorized                        175,227           4,000,000             225,000
                                    ------------        ------------        ------------
                                    ------------        ------------        ------------
Shares under option:
  Outstanding at December 30,
    1990                                  90,919             655,450                  -
    Granted                                   -              565,600                  -
    Exercised                              9,275               7,313                  -
    Forfeited                              1,250              29,237                  -
                                    ------------        ------------        ------------
  Outstanding at December 29,
    1991                                  80,394           1,184,500                  -
    Granted                                   -              575,015              71,693
    Exercised                             26,125              62,875                  -
    Forfeited                                 -               17,900                  -
                                    ------------        ------------        ------------
  Outstanding at January 3, 1993          54,269           1,678,740              71,693
    Granted                                   -              584,642              44,192
    Exercised                              5,750               1,000                  -
    Forfeited                                 -              218,985              16,842
                                    ------------        ------------        ------------
  Outstanding at January 2, 1994          48,519           2,043,397              99,043
                                    ------------        ------------        ------------
                                    ------------        ------------        ------------
Range of option prices per
  share:
  At December 29, 1991              $       9.28        $ 2.50-26.50        $         -
  At January 3, 1993                $       9.28        $ 2.50-27.55        $22.04-27.55
  At January 2, 1994                $       9.28        $ 2.50-27.55        $17.51-27.55
Options exercisable:
  At December 29, 1991                    80,394             183,800                  -
  At January 3, 1993                      54,269             401,751              17,923
  At January 2, 1994                      48,519             765,054              37,022
Average price of options
  exercised:
  Year ended December 29, 1991      $       9.28        $      21.35        $         -
  Year ended January 3, 1993        $       9.28        $       3.36        $         -
  Year ended January 2, 1994        $       9.28        $      21.35        $         -

     Effective June 6, 1991, the Company completed a primary and secondary common stock offering of 10,964,348 shares. The primary offering included 4,500,000 newly issued shares, providing proceeds to the Company of $122.2 million. Costs associated with the offering totaled $0.7 million.
     Effective January 1, 1991, the Company adopted the Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan allows employees to purchase the Company's stock through payroll deductions. The source of stock is weekly open market purchases by a third party administrator. Administrative and purchase commission costs associated with the Stock Purchase Plan are borne and paid by the Company according to the agreement with the third party administrator.

Note 13. Restructuring Charge
During the third quarter of 1993, the Company recorded a restructuring charge of $56.9 million, or $.77 per share, which reflects expenses associated with a program to accelerate the closing of underperforming facilities, including approximately 11 stores, execute a reduction in force and implement other programs intended to lower the Company's cost structure and enhance competitiveness. The restructuring charge includes $42.7 million for expenses relating to facility closures and $14.2 million for severance and other related expenses.

Note 14. Quarterly Financial Data (Unaudited)

The results of operations for 1993 and 1992 were as follows (in millions of dollars except share data):

                            First        Second         Third        Fourth
                           Quarter       Quarter       Quarter       Quarter
Fiscal Year 1993         (12 Weeks)    (12 Weeks)    (16 Weeks)    (12 Weeks)
                         -----------   -----------   -----------   -----------
Sales                    $   1,194.2   $   1,175.3   $   1,534.5   $   1,170.5
Gross profit (1)               302.4         297.2         376.5         297.0
Amortization of excess
  cost over net assets
  acquired                       3.5           3.5           4.6           3.4
Restructuring charge              -             -           56.9            -
Operating income
  (loss)                        43.5          47.1          (4.4)         49.6
Interest expense, net           14.9          15.2          20.6          15.3
Income (loss) before
  extraordinary item            15.9          17.7         (19.5)         18.9
Extraordinary item                -             -           (1.4)           -
Net income (loss)        $      15.9   $      17.7   $     (20.9)  $      18.9
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------
Income (loss) per
  common share:
  Income (loss) before
    extraordinary item   $       .37   $       .40   $      (.45)  $       .44
  Extraordinary item              -             -           (.03)           -
                         -----------   -----------   -----------   -----------
  Net income (loss)      $       .37   $       .40   $      (.48)  $       .44
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------
Weighted average
  common shares and
  common share
  equivalents             43,549,000    43,512,000    43,474,000    43,469,000
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------

                            First        Second         Third        Fourth
                           Quarter       Quarter       Quarter       Quarter
Fiscal Year 1992         (12 Weeks)    (12 Weeks)    (16 Weeks)    (13 Weeks)
                         -----------   -----------   -----------   -----------
Sales                    $   1,268.2   $   1,286.0   $   1,681.7   $   1,359.6
Gross profit (1)               314.2         315.0         415.7         350.3
Amortization of excess
  cost over net assets
  acquired                       3.4           3.5           4.5           3.5
Operating income                44.6          49.8          60.1          64.6
Interest expense, net           17.7          18.9          20.0          14.9
Income before
  extraordinary item
  and cumulative
  effect of change in
  accounting                    15.0          17.2          22.3          27.6
Extraordinary item               (.5)        (12.2)           -            (.1)
Cumulative effect of
  change in accounting         (15.5)           -             -             -
Net income (loss)        $      (1.0)  $       5.0   $      22.3   $      27.5
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------
Income (loss) per
  common share:
  Income before
    extraordinary item
    and cumulative
    effect of change
    in accounting        $       .35   $       .40   $       .51   $       .63
  Extraordinary item            (.01)         (.28)           -             -
  Cumulative effect of
    change in
    accounting                  (.36)           -             -             -
                         -----------   -----------   -----------   -----------
  Net income (loss)      $      (.02)  $       .12   $       .51   $       .63
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------
Weighted average
  common shares and
  common share
  equivalents             43,525,000    43,543,000    43,459,000    43,522,000
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------

(1) Gross profit represents sales net of cost of sales, buying and occupancy costs.


The Vons Companies, Inc. and Subsidiaries
- -----------------------------------------

Independent Auditors' Report

- -----------------------------------------
The Board of Directors
The Vons Companies, Inc.:
We have audited the accompanying consolidated balance sheets of The Vons Companies, Inc. and subsidiaries as of January 2, 1994 and January 3, 1993 and the related consolidated statements of operations, shareholders' equity and cash flows for the fifty-two week period ended January 2, 1994, the fifty-three week period ended January 3, 1993 and the fifty-two week period ended December 29, 1991. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Vons Companies, Inc. and subsidiaries at January 2, 1994 and January 3, 1993 and the results of their operations and cash flows for the fifty-two week period ended January 2, 1994, the fifty-three week period ended January 3, 1993 and the fifty-two week period ended December 29, 1991, in conformity with generally accepted accounting principles.
     As discussed in Note 8 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in the fifty-three week period ended January 3, 1993.

/s/ KPMG Peat Marwick


KPMG Peat Marwick

Los Angeles, California
February 15, 1994